THE BANK OF NEW YORK

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

May 4, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance,

Division of Corporation Finance

Linda Chatman Thomsen, Division of Enforcement

Michael Pressman, Division of Corporation Finance

RE:

Registration Statement on Form F-6 filed on behalf of Gas Natural, SDG, S.A. (File No. 333-132220) (the “Registration Statement”)

Ladies and Gentlemen:

The Bank of New York, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Gas Natural, SDG, S.A. (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was filed, and was declared effective by the Commission, on March 6, 2006.  However, no ADSs have been sold under the Registration Statement.   The Company has notified the Depositary that it no longer wishes to establish an American Depositary Receipt facility for the Shares.   Accordingly, the Depositary will not accept any deposits of the Shares or permit the issuance of any of the ADSs.

Since none of the ADSs registered by the Registration Statement have been sold and those ADSs are no longer being publicly offered and none will be sold, the registrant makes this application to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Gas Natural SDG, S.A.

By:

The Bank of New York,

  as Depositary

By: /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

cc:  Bruce R. Wilde, Emmet

        Marvin & Martin, LLP

        bwilde@emmetmarvin.com